Exhibit 99.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 22, 2021, by and between Fundamental Global Investors, LLC, a North Carolina limited liability company (“Seller”), and Metrolina Capital Investors, LLC, a North Carolina limited liability company (“Purchaser”). Seller and Purchaser are sometimes referred to herein together as the “Parties.”

WHEREAS, on the date hereof, Seller and its affiliates together own at least 3,374,321 shares of common stock, $0.60 par value per share (“Shares”), of BK Technologies Corporation, a Nevada corporation (the “Company”);

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, $2 million of shares pursuant to the terms and conditions of this Agreement; and

NOW, THEREFORE, the Parties hereby agree as follows:

1. Sale and Transfer of the Shares. Seller hereby sells, assigns, transfers, conveys and delivers 630,915 Shares (the “Purchased Shares”), and Purchaser hereby purchases such Purchased Shares from Seller, free and clear of any and all liens, claims, charges, mortgages, pledges, security interests, encumbrances, and third party rights of any kind (“Liens”). Promptly following the execution of this Agreement, Seller shall transfer the Purchased Shares to Purchaser by instructing its broker to transfer the Purchased Shares to the Purchaser through DTC to the account designated to Seller by Purchaser, or through another method agreed upon between Seller and Purchaser. Seller shall cause such transfer to be completed as expeditiously as reasonably possible.

2. Purchase Price. The price for the Purchased Shares shall be equal to $3.17 per Share, for an aggregate purchase price of $2,000,000.55 (the “Purchase Price”). Purchaser shall pay the aggregate Purchase Price to Seller promptly following the delivery of the Purchased Shares pursuant to Section 1. Purchaser shall pay the aggregate Purchase Price by wire transfer to the account designated to Purchaser by Seller.

3. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser that:

a. Power. Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations pursuant to this Agreement.

b. Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement are within the legal power and authority of Seller and have been duly and validly authorized by all necessary action on the part of Seller, and no other action or proceeding is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes (assuming the due execution and delivery by Purchaser) the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

c. No Legal Bar. None of Seller or any of its affiliates that hold Shares is party to, subject to, or bound by any agreement, law or judgment, order, writ, prohibition, injunction or decree of any court or other governmental body that would either (i) prevent Seller from entering into this Agreement and selling the Purchased Shares to Purchaser pursuant to this Agreement or (ii) grant to anyone the right or option to purchase or otherwise acquire any Shares. There is no litigation pending or threatened against Seller or any of its affiliates that would impair the execution, delivery and/or performance by Seller of this Agreement and/or the consummation by Seller of the transactions contemplated hereby.

d. Title to Shares. Seller and its affiliates own all of the right, title and interest (legal and beneficial) in and to the Purchased Shares and have good, valid and marketable title to all such Shares, free and clear of any and all Liens.

4. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

a. Power. Purchaser has all requisite power to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby.

b. Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the legal power and authority of Purchaser and have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no proceeding (corporate or otherwise), approval, consent or authorization on the part of Purchaser is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and constitutes (assuming the due execution and delivery by Seller) the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

c. No Legal Bar. Purchaser is not party to, subject to, or bound by any agreement, law or judgment, order, writ, prohibition, injunction or decree of any court or other governmental body that would prevent Purchaser from entering into this Agreement or purchasing the Shares from Seller pursuant to this Agreement. There is no litigation pending or threatened against Purchaser that would impair the execution, delivery and/or performance by Purchaser of this Agreement and/or the consummation by Purchaser of the transactions contemplated hereby.

d. Investment Intent. Purchaser is purchasing the Purchased Shares for investment and not with a view to the distribution thereof, and will not resell or transfer the Purchased Shares except as permitted by applicable securities laws.

5. Purchaser and Seller Agreements and Acknowledgements.

a. Purchaser acknowledges that the Chief Executive Officer of Seller, Mr. D. Kyle Cerminara (the “Board Designee”), currently serves on the board of directors of the Company.

b. Purchaser acknowledges that it is a sophisticated investor engaged in the business of assessing and assuming investment risks with respect to securities, including securities such as the Shares, and further acknowledges that Seller is entering into this Agreement with Purchaser in reliance on this acknowledgment and with Purchaser’s understanding, acknowledgment and agreement that Seller through the Board Designee may be privy to material non-public information regarding the Company, including without limitation the Company’s second quarter financial results or outlook (the “Non-Public Information”), which Non-Public Information may be material to a reasonable investor, such as Purchaser, when making investment decisions, including the decision to enter into this Agreement and purchase the Purchased Shares, and Purchaser’s decision to enter into this Agreement is being made with full recognition and acknowledgment that Seller may be privy to Non-Public Information that it has not disclosed to Purchaser.

c. Purchaser hereby acknowledges that (i) it has reached its own decision to purchase the Purchased Shares from Seller relying exclusively on its own analysis and due diligence review, notwithstanding Seller’s possession of, and nondisclosure of, the Non-Public Information, and (ii) it is not relying on any disclosures or nondisclosures by Seller and/or the Board Designee in making its decision to purchase the Shares from Seller. Purchaser (i) waives any claim, or potential claim, it has or may have against Seller and/or the Board Designee relating to Seller’s possession and non-disclosure of the Non-Public Information whether under applicable securities laws or otherwise, (ii) is aware of the effects of such waiver, and (iii) is willing to proceed with the purchase of the Purchased Shares from Seller on this basis. Purchaser understands that the Seller and the Board Designee will rely on the accuracy of this and the other representations herein and the Purchaser hereby consents to such reliance.

d. Seller and Purchaser acknowledge that this Agreement is the product of an arms-length negotiation between the Parties, constitutes the entire agreement between the Parties, supersedes any prior agreements and understandings, written or oral, between the parties with respect to the subject matter of the Purchase Agreement, and contains the only representations or warranties on which the Parties are entitled to rely.

e. Purchaser agrees and acknowledges that the provisions of this Section 5 are being provided by Purchaser expressly for the benefit of Seller, the Board Designee and their respective affiliates, successors and assigns.

f. Purchaser acknowledges and agrees that Seller may sell the Purchased Shares on behalf of any of its affiliated funds or any third parties, and in connection with the same Seller may assign any or all of its rights under this Agreement to any of such affiliated funds or third parties. In any such case, such affiliated funds and/or third parties shall effectuate such sales of Shares directly to Purchaser.

6. Transfer Effectiveness. The transfer of the Purchased Shares shall be effective as of the date of this Agreement. Seller disclaims any right to receive any dividend on or with respect to the Purchased Shares that is declared, or for which a record date is set, on or after the date hereof and any other rights or benefits resulting from or related to the Purchased Shares accruing on or after the date hereof.

7. Notice. All notices, requests, consents, claims, demands, waivers, and other communications hereunder (each, a “Notice”) shall be in writing and addressed to the other parties at the addresses set forth on the signature page(s) of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this Section). All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), or email (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage pre-paid). Except as otherwise provided in this Agreement, a Notice is effective only (a) upon receipt by the receiving party, and (b) if the party giving Notice has complied with the requirements of this Section.

8. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof. Any prior agreements or understandings between the Parties and/or their affiliates regarding the subject matter hereof, whether written or oral, are merged herein and shall be of no force or effect. This Agreement may not be altered, modified or discharged orally but only through an agreement in writing between the Parties.

9. Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

10. Further Assurances. The Parties hereby agree to execute and deliver such further documents and instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

11. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

12. Remedies. No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative, and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

13. Waiver of Jury Trial. Each Party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

14. Governing Law. This Agreement shall be construed in accordance with the laws of the State of North Carolina, notwithstanding any conflict of law provision to the contrary.

15. Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and each of which shall, taken together, be considered one and the same agreement. Executions hereof that are faxed or received via electronic mail shall be deemed to be originals.

16. Fees and Expenses. The Parties hereto shall be responsible for their own fees and expense with respect to this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

SELLER:

FUNDAMENTAL GLOBAL INVESTORS, LLC

By:	/s/ D. Kyle Cerminara
Name:	D. Kyle Cerminara
Title:	Chief Executive Officer

PURCHASER:

METROLINA CAPITAL INVESTORS, LLC

By:	/s/ Harry M. Tsumas
Name:	Harry M. Tsumas
Title:	Manager

Signature Page to Purchase Agreement